EXHIBIT 15

June 21, 1998


FirstEnergy Corp.:

We are aware that FirstEnergy Corp. (the Company) has incorporated by reference in its Registration Statement on Form S-8 relating to the registration of 525,000 shares of Common Stock and $14,000,000 in principle amount of Deferred Compensation Obligations, its Form 10-Q for the quarter ended March 31, 1999, which includes our report dated May 14, 1999 covering the unaudited interim financial information of the Company contained therein. Pursuant to Regulation C of the Securities Act of 1933, this report is not considered a part of the registration statement prepared or certified by our firm or a report prepared or certified by our firm within the meaning of Sections 7 and 11 of the Act.

Very truly yours,



Arthur Andersen LLP


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